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<>SC 13G
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<FILENAME>VITICatomera13gt.txt
<>ATOMERA 13G
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THE UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*


Atomera Incorporated
(Name of Issuer)

Common Stock, Par Value $.001
(Title of Class of Securities)

04965B100
(CUSIP Number)

December 31, 2017(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:

[ ]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)







*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 04965B100
(1)	Names of Reporting Persons.  I.R.S. Identification Nos. of
Above Persons (entities only):
	VULPES INNOVATIVE TECHNOLOGIES INVESTMENT COMPANY PTE LTD.
(2)	Check the Appropriate Box if a Member of a Group (See
Instructions)	(a)___  b)___

(3)	SEC Use Only
(4)	Citizenship or Place of Organization:  SINGAPORE
Number of Shares Beneficially
Owned by Each Reporting Person
With
(5) Sole Voting Power:
743,718**

(6) Shared Voting Power:	 0**

(7) Sole Dispositive Power:
743,718**


(8) Shared Dispositive Power: 0**
(9)	Aggregate Amount Beneficially Owned by Each Reporting
Person:  743,718**
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions):
(11)	Percent of Class Represented by Amount in Row (9): 6.0%**
(12)	Type of Reporting Person (See Instructions):  EXEMPT INVESTOR


Item 1(a).  Name Of Issuer:  Atomera Incorporated

Item 1(b).  Address of Issuer?s Principal Executive Offices:

750 University Avenue, Suite 280
Los Gatos, California 95032

Item 2(a).  Name of Person Filing:

VULPES INNOVATIVE TECHNOLOGIES INVESTMENT COMPANY PTE LTD.

Item 2(b). Address of Principal Business Office or, if None,
Residence:
The principal business address for is c/o One George Street #07-03 Singapore 049145

Item 2(c).  Citizenship: Singapore company.
Item 2(d).  Title of Class of Securities: Common Stock, Par
                                          Value $.001
Item 2(e).  CUSIP No.:  04965B100

Item 3.  If This Statement Is Filed Pursuant to ??240.13d-1(b) or
240.13d-2(b) or (c), check whether the Person Filing is a:
	     Not Applicable.









Item 4.  Ownership

	(a)	Amount Beneficially Owned:  743,718**

	(b)	Percent of Class: 	6.0%**

	(c)	Number of Shares as to which the person has:

		(i)	sole power to vote or to direct the vote: 743,718**

	     (ii)	shared power to vote or to direct the vote: 0**

	    (iii)	sole power to dispose or to direct the disposition of:
	           743,718**

	     (iv)	shared power to dispose or to direct the disposition
	           of:  0**
______________________________________________________________________


Item 5.  Ownership of Five Percent or Less of a Class

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. __

Item 6. Ownership of More Than Five Percent on Behalf of Another
Person

	Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding
Company or Control Person

	Not Applicable.

Item 8.  Identification and Classification of Members of the Group

	Not Applicable.


Item 9.  Notice of Dissolution of Group

	Not Applicable.


Item 10.  Certification

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 08, 2018



VULPES INNOVATIVE TECHNOLOGIES INVESTMENT COMPANY PTE LTD.


By:
   Name:  FIELD PICKERING
   Title:	CHIEF LEGAL COUNSEL






Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
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